English Summary of

Ethane, Propane and Hydrogen Purchase and Sale Agreement by and Between

Petróleo Brasileiro S.A. – Petrobras and Braskem S.A.

The summary below contains an abridged description of the principal terms of the agreement originally executed in Portuguese language by the parties referred to herein (the “Agreement”).

1. Date of execution: December 12, 2025.

2. Parties: Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), as seller for ethane and propane and purchaser for hydrogen, and Braskem S.A. (“Braskem”), as purchaser for ethane and propane and seller for hydrogen.

3. Object: sale by Petrobras and purchase by Braskem of ethane and propane of up to 580,000 tons per year of ethylene equivalent between 2026 and 2028 and up to 725,000 tons per year of ethylene equivalent between 2029 and 2036, to meet the project to increase the production capacity of the Rio de Janeiro petrochemical Complex, and sale by Braskem and purchase by Petrobras of up to 3,060 tons per year of hydrogen. The yearly minimum amount may be subject to reduction in case of certain events, including stoppages, and according to a calculation formula set forth in the agreement. The Agreement also contains provisions for quantities not delivered or not received and corresponding adjustments.

4. Term: the term of the agreement is eleven years, from January 1, 2026 to December 31, 2036.

5. Delivery schedule: the Agreement contains certain provisions relating to delivery and retrieval schedules that may be adjusted based on forecasts and other variables.

6. Quality and inspection: the ethane, propane and hydrogen delivered pursuant to the terms and conditions contained in the Agreement must comply with certain technical and quality specifications set forth in the Agreement.

7. Measurement and delivery: the Agreement contains certain terms, conditions and requirements for the measurement of amounts delivered and conditions for delivery.

8. Price: the prices will be based on international references.

9. Liability and indemnification: the Agreement contains certain provisions relating to the parties’ liabilities and indemnification obligations for damages, loss of profit and other events, including certain exceptions for acts of God and force majeure under Brazilian law.

10. Termination: the Agreement contains certain provisions relating to early termination by either Party under certain specified circumstances, including, for example, non-compliance with contractual obligations.

11. Assignment: the Agreement contains certain provisions that constrain the assignment of the Agreement.

12. Confidentiality: the parties agreed to hold all information transmitted under, pursuant or related to the Agreement in confidentiality.

13. Governing law and forum: the Agreement is governed by Brazilian law, and any dispute under the Agreement shall be resolved by the courts of the city of Rio de Janeiro, in the State of Rio de Janeiro, Brazil.